Exhibit 11.0

STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

	Fiscal Year

	2004	2003	2002

		(restated)	(restated)

	(in thousands, except per share data)
Net Income per Common Share–Basic:
Weighted average shares outstanding	77,613	75,633	73,899
Net income	$66,538	$57,230	$48,771
Net income per share–Basic	$0.86	$0.76	$0.66

Net Income per Common Share–Diluted:
Weighted average shares outstanding	77,613	75,633	73,899
Net effect of dilutive stock options based on the treasury stock method using average market price	1,782	2,139	2,838

Total shares outstanding for computation of per share earnings	79,395	77,772	76,737

Net income	$66,538	$57,230	$48,771
Net income per share–Diluted	$0.84	$0.74	$0.64